SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Asta Funding, Inc.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

0462220109
(CUSIP Number)

Ricky Stern

GMS Family Investors LLC

210 Sylvan Avenue

Englewood Cliffs, New Jersey 07632

(201) 567-5648

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

 March 10, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 0462220109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) GMS Family Investors LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Company	7.	Sole Voting Power 862,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 862,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 862,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.1%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 0462220109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ricky Stern

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Company	7.	Sole Voting Power 2,087,784 (1)

	8.	Shared Voting Power 506,180

	9.	Sole Dispositive Power 2,087,784 (1)

	10.	Shared Dispositive Power 506,180

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,593,964 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 39.2%

14.	Type of Reporting Person (See Instructions) IN

(1) This amount includes 862,000 shares of Common Stock held by GMS Family Investors LLC.

CUSIP No. 0462220109

Explanatory Note:

GMS Family Investors LLC (“GMS”) and Ricky Stern (“Ricky Stern” and together with GMS, the “Reporting Persons”) are filing this Amendment No. 4 to report their respective beneficial ownership of shares of common stock, par value $0.01 per share (the “Shares”), of Asta Funding, Inc. (the “Issuer”) as of the date hereof and to amend certain other information set forth below in their Schedule 13D filed with the U.S. Securities and Exchange Commission on May 30, 2003, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on June 27, 2000, Amendment No. 2 filed with the SEC on August 5, 2016 and Amendment No. 3 filed with the SEC on March 2, 2017 (as so amended, the “Schedule 13D”). Certain terms used but not defined in this Amendment No. 4 have the meanings assigned thereto in the Schedule 13D, as previously filed by the Reporting Persons. Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported on the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is amended to add the following:

The source of funds used by the Ricky Stern Family 2012 Trust to acquire 471,086 Shares under the Purchase Agreement with The Mangrove Partners Master Fund Ltd. and its affiliates as described in Amendment No. 3 to the Reporting Person’s Schedule 13D, the closing of which occurred March 10, 2017, was a loan from GMS Family Investors, LLC to the Ricky Stern Family 2012 Trust in aggregate principal amount of $4,875,741 (the “GMS Loan”). The GMS Loan is evidenced by a promissory note (the “Promissory Note”) made on March 10, 2017 by Ricky Stern, not in his individual capacity but as Trustee of the Ricky Stern Family 2012 Trust, in favor of GMS Family Investors, LLC.

References herein to the Promissory Note are not intended to be complete and are qualified in its entirety by reference to the full text of the Promissory Note, a copy of which is filed as Exhibit 99.1 hereto and incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is amended to add the following:

Reference is made to the Promissory Note as defined and described in Item 3 above, a copy of which is filed as Exhibit 99.1 hereto and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.
Item 7 is amended to add the following:
99.1	Promissory Note, dated as of March 10, 2017, by Ricky Stern, not in his individual capacity but as Trustee of the Ricky Stern Family 2012 Trust, in favor of GMS Family Investors, LLC.

SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 13, 2017

GMS Family Investors LLC

By:	/s/ Ricky Stern
Name: Ricky Stern
Title: Manager

/s/ Ricky Stern
Ricky Stern